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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 9 )*

                              WAYNE BANCORP, INC.
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                                  Common Stock
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                                   944291103
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                                 (CUSIP Number)

Richard Whitman, The Benchmark Company, Inc., 750 Lexington Avenue,
                       New York, NY 10022, (212) 421-4080

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                         January 23, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

     The statement on Schedule 13D which was filed on August 5, 1996, Amendment #1 filed on August 27, 1996, Amendment #2 filed on September 4, 1996 Amendment #3 filed on October 15, 1996, Amendment #4 filed on December 23, 1996, Amendment #5 filed on February 27, 1997, Amendment #6 filed on May 29, 1997, Amendment #7 filed on December 18, 1997, and Amendment #8 filed on January 20, 1998, on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership ("SIP"), L.P., Lawrence B. Seidman, Individually ("Seidman"), Benchmark Partners LP ("Partners"), The Benchmark Company, Inc. ("TBCI"), Richard Whitman, Individually ("Whitman"), Lorraine Di Paolo ("Di Paolo"), Individually and Dennis Pollack, Individually ("Pollack") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock, $.01 par value (the "Shares"), of Wayne Bancorp, Inc., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below. Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4.       Purpose of Transaction

     The Reporting Persons requested that the Issuer add Lawrence B. Seidman to the Issuer's Board of Directors. The Issuer has denied Mr. Seidman's request, and therefore Mr. Seidman has notified the Issuer that the Reporting Persons, who comprise the Wayne Bancorp, Inc. Committee to Preserve Shareholder Value, will conduct a proxy contest to elect Mr. Seidman to the Issuer's Board of Directors.

     On January 23, 1998, the Reporting Person filed for an Order to Show Cause and a Complaint seeking (a) an Order directing Wayne Bancorp, Inc. to forthwith provide Plaintiffs, or their representatives, with copies of Shareholders' Lists in paper and magnetic tape form; (b) an Order directing that, in the event Wayne Bancorp, Inc. produces the paper form of the Shareholders' Lists, for copying, same shall be produced in New Jersey and at a place with adequate photocopying facilities that shall be made available to Plaintiffs or their designees, so that they can copy same; (c) an Order directing Wayne Bancorp, Inc. to update the record holder information, which is set forth on the Shareholders' Lists on a daily basis, or at the shortest other reasonable interval available, until the final record date for the Annual Meeting of Shareholders; (d) an Order directing that Wayne Bancorp, Inc. shall provide Plaintiffs with the name of each shareholder who has filed a proxy with it or its representative up to three
(3) days after the date Plaintiffs receive the Shareholders' Lists; (e) an Order directing that the Shareholders' Lists delivered to Plaintiffs shall include the so-called NOBO/CEDE/Philadep lists.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             --------------------------
        January 23, 1998                   ss/Richard Whitman,
                Date
                                             Richard Whitman, President
                                             The Benchmark Company, Inc.
                                             ---------------------------
        January 23, 1998                   ss/Dennis Pollack
                Date                         Dennis Pollack, Individually